Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

June 28, 2013

VIA EDGAR

Evan S. Jacobson
Intellisense Solutions Inc.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intellisense Solutions Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 28, 2013 File No. 333-188920

Dear Mr. Jacobson:

Pursuant to the staff’s comment letter dated June 25, 2013, we respectfully submit this letter on behalf of our client, Lion Consulting Group, Inc., a Delaware corporation (the “Company”).

Amendment No. 1 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on June 28, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.
Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. The Company further confirms that no broker or dealer that is participating or will participate in its offering.

Outside Front Cover Page of Prospectus

2.
Please disclose that you are a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital through unregistered offerings.

Company response: The Company has made the requested disclosures regarding its status as a shell company on pages 1, 3, 8 and 18.

3.	In the third paragraph, and other places in the prospectus, you refer to your “officer and sole director,” even though you have more than one officer and director. Please revise.

Company response: The Company has made the requested changes on pages 1, 3, 7 and 19.

Prospectus Summary

Our Company, page 3

4.
In the second-to-last paragraph on page 3, you state that you plan to raise additional funds for your business in a private debt or equity financing, and cannot provide any assurance that you will be able to raise sufficient funds to proceed with your twelve month business plan. This appears inconsistent with your disclosure elsewhere in your prospectus that if you sell all of the shares registered in the offering you will be able to “execute fully” on your business plan. Please revise.

Company response: The Company has clarified in the second-to-last paragraph on page 3 that it plans to raise the funds for its twelve month business plan by selling the shares being made in the offering.

The Offering, page 5

5.
Here and on pages 13 and 28, you refer to potential gross proceeds from this offering. Please clarify whether you plan to use any offering proceeds to pay for offering expenses, or whether you will fund offering expenses solely from cash on hand. If you plan to use offering proceeds to pay for some or all offering expenses, quantify net proceeds after payment of offering expenses and revise your disclosure accordingly.

Company response: On pages 5, 13 and 28, the Company has clarified that it does not plan to use any proceeds from the offering of the 650,330 shares to pay for offering expenses and will fund offering expenses solely from cash on hand.

Risk Factors, page 6

6.
Messrs. Falou and Khan appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your officers and directors. See Item 503(c) of Regulation S-K.

Company response: The Company has added the requested risk factor to page 9.

7.
Please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after completion of the offering, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board. See Item 503(c) of Regulation S-K.

Company response: The Company has added the requested risk factor to page 9.

“Because our auditors have issued a going concern opinion . . . ,” page 6

8.
You refer to an auditor’s report dated December 6, 2012, but your auditor’s report is dated May 29, 2013. In addition, on page 19, you state that you were incorporated on October 31, 2012, even though the rest of your filing states that you were incorporated on March 22, 2013. Please revise.

Company response: The Company has made the requested corrections on pages 6 and 19.

Description of Business

In General, page 19

9.
You state that if you do not generate any revenue, you may need a minimum of $10,000 of additional funding to pay for SEC filing requirements, and that although Mr. Falou has agreed to loan you funds, he has no legal obligation to do so. Please discuss how you plan to fund these filing requirements if you do not generate any revenue and Mr. Falou does not loan you funds.

Company response: The Company has added the following disclosure to page 19: “If we do not generate any revenue and Mr. Falou does not loan us funds, then we plan to raise such additional funding by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise such additional funding.”

Initial Focus of Our Business, page 20

10.
You state that you will develop a series of certifications for different types of vegetarian food and charge one-time and yearly fees to train organizations or individuals who are authorized to issue such certifications. This appears inconsistent with your discussion of revenue derived from vegetarian product certification on page 26. Please revise throughout the prospectus to consistently describe how you hope to generate revenue from this planned product.

Company response: The Company has added “training” to the first line on page 26 and “We will also train a number of organizations or individuals who are authorized to issue such certificates and charge such organizations and individuals a one time and yearly fees” to the end of the first paragraph on page 26.

11.
You included revenue projections in the last paragraph on page 20. You must have a reasonable basis for any projections in your registration statement. See Item 10(b) of Regulation S-K. In that regard, you have no operating history and currently have no product, both of which suggest that it is difficult to reasonably project future revenues. Please revise.

Company response: The Company has deleted the last paragraph of page 20.

Offices, page 26

12.
The disclosure in the registration statement suggests that Messrs. Falou and Khan reside outside of the United States, yet your principal office appears to be located in an apartment building in Seattle, Washington. Please provide a more detailed description of the suitability, adequacy, and extent of utilization of the facilities by the company. See Instruction 1 to Item 102 of Regulation S-K.

Company response: The Company has added disclosure on page 26 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Plan of Operation, page 27

13.	Although the maximum offering proceeds are $65,033, the second paragraph on page 28 refers to the possibility of raising “$100,000 from this offering.” Please revise.

Company response: On page 28, the Company has amended its disclosure in response to this comment.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 40

14.	This section appears inapplicable to this filing. See Item 510 of Regulation S-K. Please revise.

Company response: The Company has made the requested revision on Page 40.

Recent Sales of Unregistered Securities, page II-2

15.
Elsewhere in the registration statement you disclose that on March 22, 2013, you sold 1,300,000 shares to Mr. Falou and 698,000 shares to Mr. Khan at a purchase price of $0.01 per share. Please revise.

Company response: The Company has made the requested revision on Page II-2.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo